MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three-month period ended March 31, 2016

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the first quarter of 2016. All dollar amounts are in United States dollars unless stated otherwise. The information in this MD&A is as of May 11, 2016 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2016 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sapes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – lead and zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index and the PHLX Gold/Silver Index.

First Quarter Summary Results

Selected consolidated financial information

•	Loss attributable to shareholders of the Company was $2.5 million ($0.00 loss per share), compared to loss attributable to shareholders of the Company of $8.2 million ($0.01 loss per share) in the first quarter of 2015.

•	Gold revenues were $160.0 million (2015 – $224.0 million) on sales of 133,467 ounces at an average realized price of $1,198 per ounce (2015 – 181,820 ounces at $1,232 per ounce).

•	Liquidity of $611.3 million, including $236.3 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

Selected performance measures (1)

•	Gold production of 140,989 ounces, including production from Olympias tailings retreatment (2015 – 189,414 ounces).

•	Cash operating costs averaged $603 per ounce (2015 – $521 per ounce).

•	All in sustaining cash costs averaged $886 per ounce (2015 – $771 per ounce).

•	Gross profit from gold mining operations of $41.2 million (2015 – $77.1 million).

•	Adjusted net loss of $0.7 million ($0.00 loss per share) compared to adjusted net earnings of $19.5 million ($0.03 per share) in 2015.

•	Cash generated from operating activities before changes in non-cash working capital was $25.1 million (2015 – $58.9 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Agreement to Sell Jinfeng Mine

On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in Jinfeng to a wholly-owned subsidiary of China National Gold Group for US$300 million in cash, subject to certain closing adjustments. The transaction is expected to close in the third quarter 2016 and is subject to obtaining various regulatory approvals and other customary closing conditions.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Review of Financial Results

Summarized financial results – quarter ended March 31, millions, except where noted	2016	2015
Revenues	$164.1	$238.3
Gold revenues	$160.0	$224.0
Gold sold (ounces)	133,467	181,820
Average realized gold price (per ounce)	$1,198	$1,232
Cash operating costs (per ounce sold)	$603	$521
Total cash cost (per ounce sold)	$658	$578
All-in sustaining cash cost (per ounce sold)	$886	$771
Gross profit from gold mining operations	$41.2	$77.1
Adjusted net earnings (loss)	($0.7)	$19.5
Net profit (loss) attributable to shareholders of the Company	($2.5)	($8.2)
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	($0.00)	($0.01)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	($0.00)	($0.01)
Dividends paid (Cdn$/share)	$0.00	$0.01
Cash flow from operating activities before changes in non-cash working capital	$25.1	$58.9

Loss attributable to shareholders of the Company was $2.5 million (or $nil per share) for the quarter compared with a loss of $8.2 million (or $0.01 per share) in the first quarter of 2015. Gold sales volumes fell 27% year on year along with slightly lower gold prices, resulting in a 29% drop in gold revenues. Cash operating costs per ounce increased 14% year on year, while gross profit from gold mining operations fell 47%.

In comparison with 2015, there were a number of items that partially offset the impact of the fall in gold mining profits. Foreign exchange movements contributed favorably to the bottom line as the Company reported a foreign exchange gain of $3.2 million as compared with a foreign exchange loss of $10.2 million in the first quarter of 2015. Additionally, tax expense of $5.3 million was lower year on year due to, among other things, $4.2 million in deferred tax recoveries as compared with $21.5 million in deferred tax expense in 2015 related to changes in the tax base due to foreign exchange. General and administrative expenses fell 28%, or $4.7 million as a result of cost cutting measures and foreign currency movements.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Operations Update

For the quarter ended March 31,	2016	2015
Gross profit – gold mining operations (millions)	$41.2	$77.1
Ounces produced – including Olympias production from tailings retreatment	140,989	189,414
Cash operating costs (per ounce sold)	$603	$521
Total cash cost (per ounce sold)	$658	$578
Kisladag
Gross profit – gold mining operations	$21.8	$43.6
Ounces produced	52,376	79,256
Cash operating costs (per ounce sold)	$536	$522
Total cash cost (per ounce sold)	$552	$539
Efemcukuru
Gross profit – gold mining operations	$10.3	$4.9
Ounces produced	27,516	21,220
Cash operating costs (per ounce sold)	$478	$604
Total cash cost (per ounce sold)	$500	$619
Tanjianshan
Gross profit – gold mining operations	$0.6	$12.7
Ounces produced	14,053	26,626
Cash operating costs (per ounce sold)	$852	$407
Total cash cost (per ounce sold)	$1,083	$573
Jinfeng
Gross profit – gold mining operations	$4.1	$10.9
Ounces produced	25,935	36,686
Cash operating costs (per ounce sold)	$726	$518
Total cash cost (per ounce sold)	$807	$611
White Mountain
Gross profit – gold mining operations	$4.4	$5.1
Ounces produced	18,335	20,883
Cash operating costs (per ounce sold)	$582	$600
Total cash cost (per ounce sold)	$620	$638
Olympias
Ounces produced from tailings retreatment	2,774	4,743

TURKEY

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Kisladag

Operating Data – quarter ended March 31,	2016	2015
Tonnes placed on pad	4,046,896	4,226,113
Average treated head grade - grams per tonne (g/t)	0.73	0.70
Gold (ounces)
- Produced	52,376	79,256
- Sold	52,679	79,002
Cash operating costs (per ounce sold)	$536	$522
Total cash costs (per ounce sold)	$552	$539
Financial Data (millions)
Gold revenues	$62.5	$96.2
Depreciation and depletion	$11.6	$10.1
Gross profit – gold mining operations	$21.8	$43.6
Sustaining capital expenditures	$7.0	$3.2

Gold production for the quarter was lower year on year mainly due to significant leach pad inventory drawdown in the prior year. Capital expenditures for the quarter included costs for capitalized waste stripping, metallurgical and resource drilling, and construction projects that include a 154 KV powerline, a new overland conveyor and leach pad construction.

Engineering work progressed during the quarter on optimization of process circuits associated with a potential expansion of mine throughput. The detailed engineering packages for the crushing and screening circuits were completed, and the electrical and instrumentation designs are underway. A final review of the optimization plan is expected to be completed in the second quarter.

Efemcukuru

Operating Data – quarter ended March 31,	2016	2015
Tonnes Milled	116,487	105,419
Average treated head grade - grams per tonne (g/t)	7.96	7.32
Average Recovery Rate (to Concentrate)	95.8%	91.0%
Gold (ounces)
- Produced	27,516	21,220
- Sold	22,304	18,623
Cash operating costs (per ounce sold)	$478	$604
Total cash costs (per ounce sold)	$500	$619
Financial Data (millions)
Gold revenues	$27.9	$22.7
Depreciation and depletion	$6.5	$6.2
Gross profit – gold mining operations	$10.3	$4.9
Sustaining capital expenditures	$4.8	$4.4

Gold production for the quarter was higher year on year due to increased head grade and higher mill throughput. Cash operating costs per ounce were lower as a result of increased production and continued cost reduction initiatives. Ounces sold were lower than ounces produced, reflecting concentrate inventory that will be shipped during the second quarter. Capital expenditures included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

CHINA

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Jinfeng

Operating Data – quarter ended March 31,	2016	2015
Tonnes Milled	305,484	321,706
Average treated head grade - grams per tonne (g/t)	3.26	4.10
Average Recovery Rate	82.4%	86.4%
Gold (ounces)
- Produced	25,935	36,686
- Sold	26,096	36,686
Cash operating costs (per ounce sold)	$726	$518
Total cash costs (per ounce sold)	$807	$611
Financial Data (millions)
Gold revenues	$31.0	$45.9
Depreciation and depletion	$5.8	$12.6
Gross profit – gold mining operations	$4.1	$10.9
Sustaining capital expenditures	$0.1	$2.3

Gold production at Jinfeng was lower year on year as a result of lower average treated head grade, lower recovery and less ore milled. Cash operating costs per ounce were higher year on year mainly due to lower gold production. Capital expenditures for the quarter mainly related to underground development.

White Mountain

Operating Data – quarter ended March 31,	2016	2015
Tonnes Milled	206,090	206,607
Average treated head grade - grams per tonne (g/t)	3.25	3.55
Average Recovery Rate	86.8%	88.6%
Gold (ounces)
- Produced	18,335	20,883
- Sold	18,335	20,883
Cash operating costs (per ounce sold)	$582	$600
Total cash costs (per ounce sold)	$620	$638
Financial Data (millions)
Gold revenues	$21.7	$25.9
Depreciation and depletion	$6.0	$7.4
Gross profit – gold mining operations	$4.4	$5.1
Sustaining capital expenditures	$4.1	$2.3

Gold production at White Mountain during the quarter was lower year on year due to reduced head grade and gold in-circuit inventory fluctuations year on year. Cash operating costs per ounce were lower, as a result of lower equipment maintenance costs, and reduced stope development meters. Capital expenditures for the quarter included underground development, resource drilling and sustaining capital projects within the processing plant.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Tanjianshan

Operating Data – quarter ended March 31,	2016	2015
Tonnes Milled	268,615	257,297
Average treated head grade - grams per tonne (g/t)	1.84	3.57
Average Recovery Rate	78.2%	80.9%
Gold (ounces)
- Produced	14,053	26,626
- Sold	14,053	26,626
Cash operating costs (per ounce sold)	$852	$407
Total cash costs (per ounce sold)	$1,083	$573
Financial Data (millions)
Gold revenues	$16.7	$33.3
Depreciation and depletion	$0.9	$5.3
Gross profit – gold mining operations	$0.6	$12.7
Sustaining capital expenditures	$0.3	$2.1

Gold production at Tanjianshan during the quarter was lower than last year due to reduced head grade and lower recoveries. Head grade is expected to improve over the remainder of the year. Cash operating costs per ounce were higher as a result of the decrease in gold production.

Eastern Dragon

Permitting at Eastern Dragon continued to move forward with support from the various government agencies involved. The conversion of the Exploration License to a Mining License is progressing with formal acceptance of the application by the Ministry of Land and Resources on March 1, 2016.  With this milestone achieved, the Company expects to receive an approved Mining License during the second quarter, enabling commencement of the remaining construction activities that are required to move into production.

GREECE

Stratoni

Operating Data – quarter ended March 31,	2016	2015
Ore mined (wet metric tonnes)	31,967	48,699
Ore processed (dry metric tonnes)	30,700	46,875
Pb grade (%)	6.40%	6.89%
Zn grade (%)	9.01%	9.78%
Ag grade (g/t)	175	187
Concentrate produced (dry metric tonnes)	7,483	12,478
Concentrate sold (dry metric tonnes)	4,608	15,708
Average realized concentrate price (per tonne of concentrate )	$753	$837
Cash operating costs (per tonne of concentrate sold)	$890	$738
Financial Data (millions)
Revenues (lead, zinc and silver)	$3.5	$13.2
Depreciation and depletion	$0	$2.7
Earnings/(loss) from operations	($2.1)	($1.4)
Sustaining capital expenditures	$1.1	$0.4

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Concentrate production from Stratoni for the first quarter of 2016 was lower year on year due to lower ore tonnes processed and lower lead and zinc head grades. Plant throughput was affected by lower mine production, which was primarily a result of lost production days related to a work stoppage due to a fatal accident at the mine. Stratoni reported an operating loss of $2.1 million for the quarter, including a $1.3 million inventory write-down as a result of continued low lead and zinc prices.

Olympias

On March 22, 2016, the Company was granted the required installation permit to begin Phase II of Olympias.  Work during the quarter included the shutdown of the Phase I tailings retreatment plant, which treated a final 87,350 tonnes of tailings and produced 2,774 payable gold ounces. By the end of the quarter excellent progress had been made on the demolition of the existing plant with works completed in the crusher building and well advanced in the flotation building. The site also began to accept delivery of equipment for the Phase II plant.

The Company has initiated preliminary planning and engineering for Olympias Phase III, which will include construction of a process plant and infrastructure in the Kokkanolakis valley. The new plant is expected to operate at a nominal 800,000 tonnes per year producing lead, zinc and gold concentrates.

Total expenditure for the quarter was $21.7 million.

Skouries

Following the Company’s decision on January 11, 2016 to suspend further development at Skouries, the majority of site works during the quarter were focused on winding down construction activities and preparing for the transition to care and maintenance, including all environmental works to safely secure the site. A key milestone was also achieved during the quarter in which the project surpassed 365 days and over 1 million man hours without a Lost Time incident.

On Feb 25, 2016, the Company received the outstanding building permit for the construction of the Skouries processing plant from the local planning office, however the project remained suspended for the remainder of the first quarter pending the approval of the updated Technical Study.

Subsequent to the end of the first quarter the Company announced that it had received the approval of the updated Technical Study and will recommence construction activities at the project site.

Work on the development of the Skouries underground mine design continued during the quarter. The underground operation has been designed around bulk mining methods using sublevel open stoping with paste backfill.

Total expenditure for the period, including environmental and decommissioning costs, and care and maintenance activities was $10.6 million.

Perama Hill

No project development activities took place during the quarter and the project remains on care and maintenance.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

BRAZIL

Vila Nova

Operating Data – quarter ended March 31,	2016	2015
Tonnes Processed	0	20,017
Iron Ore Produced	0	16,038
Average Grade (% Fe)	0%	59.47%
Iron Ore Tonnes
- Sold	0	47,797
Average Realized Iron Ore Price(1)	$0	$38
Total Cash Costs (per tonne sold)	$ 0	$ 31
Financial Data (millions)
Revenues	$0.0	$0.3
Depreciation and depletion	$0.5	$0.5
Earnings/ (loss) – mining operations	($0.5)	($7.8)
Sustaining capital expenditures	$0	$0
(1)	Excluding adjustments to finalize shipments from prior periods

Due to continued depressed market conditions for iron ore Villa Nova has continued on care and maintenance.

Tocantinzinho

The Company continued to optimize the design and future operating performance of the Tocantinzinho project during the quarter. Higher cost capital items such as the access road and power line have been the focus of the optimization study in order to reduce the upfront capital requirements and explore opportunities for positive operating cost impacts.

Capital costs incurred at Tocantinzinho during the quarter totalled $0.5 million.

ROMANIA

Certej

During the quarter the Company continued to focus on engineering and testwork. Capital and operating costs are being updated as basic engineering designs develop. Work also continued on the development of offsite infrastructure.

A total of $2.4 million was spent on Certej during the quarter.

EXPLORATION

Exploration Update

During the quarter 7,500 metres of exploration drilling were completed at the Company’s operations and exploration projects. The majority of the 2016 drilling programs are not scheduled to commence until the later in the year due to the seasonal challenges.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Turkey

Exploration drilling continued through the quarter at Efemcukuru, with 5,300 meters completed. Most of the drilling was directed towards establishing the continuity of mineralized shoots within the Kokarpinar vein system.

Reconnaissance exploration programs in Turkey concentrated on desktop evaluations of volcanic centers in western Turkey for porphyry and epithermal system potential.

China

At White Mountain, over 1,500 metres of underground exploration drilling was completed during the quarter, primarily testing stepouts of the North and Far North ore zones. Significant new intercepts from the Far North zone included 11.8 meters grading 12.82 grams per tonne gold (DHX365-335) and 11.2 meters grading 7.06 grams per tonne gold (DHX365-336).

Greece

Exploration activities in Greece were limited to completing preparations for the upcoming underground development and exploration drilling program at Mavres Petres, which will target the untested down-dip and along-strike projections of the orebody. Underground development is scheduled to commence in the second quarter.

Brazil

There was no exploration activity during the quarter at Tocantinzinho. Reconnaissance-level mapping and sampling programs were conducted over our licenses in the Mara Rosa belt in Goias State.

Romania

Drilling was conducted at the Brad exploration license, testing outcropping zones of silicification for potential epithermal mineralization. Permit applications are underway for drilling several targets on the Certej license, peripheral to the main Certej orebody.

QUARTERLY RESULTS

millions (except per share amounts)

	2016	2015	2015	2015	2015	2014	2014	2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$164.1	$199.3	$211.5	$214.2	$238.3	$259.0	$263.5	$265.5
Profit (loss)(1)	($2.5)	($1,238.0)	($96.1)	($198.6)	($8.2)	$13.9	$19.8	$37.6
Earnings (loss) per share[1]
- basic	($0.00)	($1.73)	($0.13)	($0.28)	($0.01)	$0.02	$0.03	$0.05
- diluted	($0.00)	($1.73)	($0.13)	($0.28)	($0.01)	$0.02	$0.03	$0.05

(1) Attributable to shareholders of the Company

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

As discussed above, the Company’s financial performance during the first quarter of 2016 continued to be influenced by depressed gold prices. Losses during 2015 were due to $1,423.0 million in impairment charges net of taxes for the impairment of goodwill and property, plant and equipment related to the Certej, Skouries and TJS gold properties as well as a change in the Greek tax rates.

NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	Q1 2016	Q1 2015
millions (except for gold ounces sold and cash operating cost per ounce sold)
Production costs (from consolidated income statement)	$92.9	$119.3
Vila Nova and Stratoni production costs	4.2	13.3
Production costs excluding Vila Nova and Stratoni	$88.7	$106.0
Less:
By-product credits	0.8	0.9
Total cash cost	$87.9	$105.1
Royalty expense and production taxes	7.4	10.4
Cash operating cost	$80.5	$94.7
Gold ounces sold	133,467	181,820
Total cash cost per ounce sold	$658	$578
Cash operating cost per ounce sold	$603	$521

All-in sustaining cash cost

The Company adopted, effective January 1, 2014, an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Calculation of all-in sustaining cash costs	Q1 2016	Q1 2015
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost	$87.9	$105.1
Sustaining capital spending at operating gold mines	16.3	14.4
Exploration spending at operating gold mines	1.1	1.0
General and administrative expenses	12.9	19.7
All-in sustaining cash costs	$118.2	$140.2
Gold ounces sold	133,467	181,820
All-in sustaining cash cost per ounce sold	$886	$771

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended March 31:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q1 2016	Q1 2015
Net (loss) earnings attributable to shareholders	($2.5)	($8.2)
Losses (gains) on available-for-sale securities	4.3	0.0
Loss on investment in associates	0.3	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	(4.2)	21.5
Inventory writedown	1.0	6.2
Transaction costs	0.4	0.0
Total adjusted net earnings (loss)	($0.7)	$19.5
Weighted average shares outstanding	716,587	716,583
Adjusted net earnings ($/share)	$0.00	$0.03

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial Condition and Liquidity

Operating activities

Operating activities before changes in non-cash working capital generated $25.1 million in cash, compared to $58.9 million in 2015. In addition, cash flow of $3.9 million related to gold concentrate sales proceeds from tailings retreatment was recorded as cash flows from investment activities ($5.7 million – 2015).

Investing activities

The Company invested $64.4 million in capital expenditures this quarter. Mine evaluation, expansion and development totalled $35.0 million while sustaining capital spending at our producing mines totalled $17.4 million ($16.3 million at our producing gold mines and $1.1 million at Stratoni). A total of $5.6 million was spent on tailings retreatment at Olympias against proceeds of $3.9 million from the sale of gold recovered from the retreatment process. Capitalized evaluation drilling totalled $1.6 million. We also spent $0.1 million on land acquisitions. A total of $4.5 million in bond interest was also charged to capital projects. The remaining $0.3 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Capital resources

(millions)	March 31, 2016	December 31, 2015
Cash, cash equivalents and term deposits	$236.3	$292.6
Working capital	$299.6	$335.4
Debt	$589.9	$589.4

Management believes that the working capital at March 31, 2016, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2016 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	-	600.0	-	600.0
Capital leases	0.6	0.8	-	-	1.4
Operating leases	6.2	6.4	6.5	5.9	25.0
Purchase obligations	51.9	0.1	-	-	52.0
Totals	58.7	7.3	606.5	5.9	678.4

The above table does not include interest on debt.

As at March 31, 2016, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 14,500 dry metric tonnes of zinc concentrates and 7,000 dry metric tonnes of lead/silver concentrates from Stratoni, and 18,000 dry metric tonnes of gold concentrate from Olympias.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2016 through to December 2016, this amount is equal to $4.18 per ounce. In October 2015, the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries).

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at December 31, 2015, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 27,850 dry metric tonnes of gold concentrate through the financial year ending December 31, 2016.

Debt

Significant changes in our debt from that disclosed in our December 31, 2015 annual MD&A and consolidated financial statements are as follows:

Senior notes

The fair market value of the notes as at March 31, 2016 is $548.3 million. Net deferred financing costs of $10.1 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($111.4 million) through a series of amendments. As at March 31, 2016, RMB 671.7 million ($104.0 million) had been drawn under the entrusted loan. Please see note 5 of the Financial Statements for an explanation of the accounting treatment for this loan.

Equity

There were no exercises of stock options and warrants during the quarter.

Common shares outstanding - as of March 31, 2016 - as of May 11, 2016	716,587,134 716,587,134
Share purchase options - as of May 11, 2016 (Weighted average exercise price per share: $7.66 Cdn)	31,905,842

Other Information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.
•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the first quarter of 2016 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three-month period ended March 31, 2016

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies and the impact of any hedging activities,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory, title, permitting and licensing risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 30, 2016. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

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